SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR

13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MASTECH HOLDINGS, INC.

(Name of Subject Company (Issuer))

MASTECH HOLDINGS, INC. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $.01 par value per share

(Title of Class of Securities)

57633B100

(CUSIP Number of Class of Securities)

D. Kevin Horner

Mastech Holdings, Inc.

1000 Commerce Drive, Suite 500

Pittsburgh, PA 15275

(412) 787-2100

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James J. Barnes, Esquire

Cory A. Hester, Esquire

Reed Smith LLP

225 Fifth Avenue, Suite 1200, Pittsburgh, PA 15222

(412) 288-7164

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,344,000	$383.23

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 608,000 shares of common stock, $.01 par value per share, at the maximum tender offer price of $5.50 per share in cash.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the tender offer by Mastech Holdings, Inc., a Pennsylvania corporation (“Mastech,” or the “Company”), to purchase 608,000 shares of its common stock, $.01 par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Mastech is offering to purchase these shares at a price not greater than $5.50 per share nor less than $4.65 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Mastech’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2012, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(l)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to items 1 through 11 of this Tender Offer Statement on Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Mastech Holdings, Inc. The address of the principal executive offices of Mastech Holdings, Inc. is 1000 Commerce Drive, Suite 500, Pittsburgh, Pennsylvania 15275. The telephone number of the principal executive offices of Mastech Holdings, Inc. is (412) 787-2100.

(b) Securities. The information set forth in the paragraph following the beneficial ownership table in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Mastech Holdings, Inc. is the filing person. The company’s address and telephone number are set forth in Item 2 above. The information set forth in the beneficial ownership table in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Summary;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Background and Purpose of Our Offer; Certain Effects of Our Offer”);

•	Section 3 (“Procedure for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of Our Offer”);

•	Section 14 (“Material United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of Our Offer; Termination; Amendment”).

(b) Purchases. The information set forth in the second paragraph following the beneficial ownership table in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) under the heading “Arrangements With Others Concerning Our Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The information set forth in the first , second and last paragraphs of Section 2 of the Offer to Purchase (“Background and Purpose of Our Offer; Certain Effects of Our Offer”) and in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) under the heading “Other Plans and Proposals” is incorporated herein by reference.

Item 7.	Source and Amount of Funds and Other Consideration.

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 10 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the table immediately preceding the subsection entitled “Arrangements With Others Concerning Our Securities” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) under the heading “Arrangements With Others Concerning Our Securities” and Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are tiled with this Schedule TO as Exhibits (a)(l)(A) and (a)(l)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated February 7, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2012

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2012

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)	Letter to Shareholders from the President and Chief Executive Officer, dated February 7, 2012

(a)(5)(B)	Press Release, dated February 7, 2012

(b)(1)	First Amended and Restated Loan Agreement, dated August 31, 2011, by and among Mastech Holdings, Inc., Mastech, Inc., RPOworldwide, Inc., Mastech Trademark Systems, Inc., Curastat, Inc., Mastech Healthcare, Inc. and PNC Bank, National Association (incorporated herein by reference to Exhibit 10.1 to Mastech’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2011).

(d)(1)	Mastech Holdings, Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to Mastech’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2008).

Item 13.	Information Required by Schedule 13E-3. Not applicable.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ JOHN J. CRONIN, JR.
John J. Cronin, Jr.
Chief Financial Officer

February 7, 2012

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 7, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2012

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2012

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)	Letter to Shareholders from the President and Chief Executive Officer, dated February 7, 2012

(a)(5)(B)	Press Release, dated February 7, 2012

(b)(1)	First Amended and Restated Loan Agreement, dated August 31, 2011, by and among Mastech Holdings, Inc., Mastech, Inc., RPOworldwide, Inc., Mastech Trademark Systems, Inc., Curastat, Inc., Mastech Healthcare, Inc. and PNC Bank, National Association (incorporated herein by reference to Exhibit 10.1 to Mastech’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2011).

(d)(1)	Mastech Holdings, Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to Mastech’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2008).